UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change in Fiscal Year

Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”) is reporting that its board of directors has approved a change of the Company’s fiscal year end from December 31 to September 30. The Company plans to file a transition report on Form 20-F for the transition period of January 1, 2025 through September 30, 2025. The Company’s 2026 fiscal year will begin on October 1, 2025 and end on September 30, 2026.

The press release announcing the change in fiscal year is included as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated December 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer